UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2) *

                            Greentree Software, Inc.
                                (Name of issuer)

                    Common Shares, $.01 par value per share
                         (Title of class of securities)

                                  395793 30 1
                                 (CUSIP number)

                                  Mark Cahill
                              666 Greenwich Street
                               New York, NY 10014
                                 (800) 792-7374
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 JULY 21, 1997
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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CUSIP NO. 395793 30 1               13D


 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Mark Cahill
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                    (A) [ ]
                                                    (B) [ ]
 3    SEC USE ONLY


 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      See Item 3 of Attached Schedule 13D
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                    [ ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OFSHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
       7   SOLE VOTING POWER

                   194,888
       8   SHARED VOTING POWER

                   None
       9   SOLE DISPOSITIVE POWER

                   194,888
      10   SHARED DISPOSITIVE POWER

                   None
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   194,888


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CUSIP NO. 395793 30 1               13D


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES( SEE INSTRUCTIONS)                           [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.73 %
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN

      This Amendment amends the Schedule 13D filed with the Commission on January 26, 1996 (the "Schedule 13D"), as amended by Amendment No. 1 to
Schedule 13D filed with the Commission on May 2, 1996.

ITEM 1.    SECURITY AND ISSUER.

           (a)  Title of Security:

                Greentree Software, Inc., Common Stock, $.01 par value per share (the "Common Stock")

           (b)  Name of Issuer:

                Greentree Software, Inc., a New York corporation (the
                "Company")

           (c)  Address of issuer's Principal Executive Office:

                The principal executive office of the Company is located at 7901 Flying Cloud Drive, Suite 150, Eden Prairie, MN 55344.

ITEM 2.    IDENTITY AND BACKGROUND.

           (a)  Name of Reporting Person:

                The reporting person is Mark Cahill (the "Reporting Person")

           (b)  Business Address of Reporting Person:

                The business Address of the Reporting Person is Republic National Bank of New York, 452 Fifth Avenue, 10th Floor, New York, New York 10018.


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CUSIP NO. 395793 30 1               13D


           (c)  Principal Occupation or Employment of Reporting Person:

                The principal occupation and employment of the Reporting Person is as a Marketing Officer at a Derivative Desk for the Republic National Bank of New York.

           (d)  Criminal Convictions since July 21, 1992:

                None

           (e)  Judgments for Violations of Securities Laws since July 21,
                1992:

                None

           (f)  Citizenship:

                The Reporting Person is a citizen of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Reporting Person paid $220,000 for the purchase of 122,222 shares of the Company issued in a private placement, dated December 28, 1995 (the "December 28, 1995 Private Placement"). The funds used to purchase these shares were obtained pursuant to a short-term financing agreement with Raymond James Associates, Inc. (the "Financing Agreement"). In accordance with the terms of the Financing Agreement, the Reporting Person used personal funds in order to satisfy all financial obligations under that loan. The Reporting Person paid $25,667 for the purchase of 6,111 shares of the Company in a private placement dated April 23, 1996 (the "April 23, 1996 Private Placement"). The Reporting Person used personal funds to purchase such shares. The Reporting Person paid $25,000 for the purchase of an additional 6,666 shares of the Company in a December 11, 1996 private placement (the "December 11, 1996 Private Placement"). The Reporting Person used personal funds to purchase such shares. The Reporting Person paid $82,166.50 for the purchase of two Convertible Notes, convertible into 27,388 shares in a private placement in March and April of 1997 (the "March/April 1997 Private Placement"). The Reporting Person used personal funds to purchase such shares. (All numbers of shares have been adjusted to reflect a one-for-six reverse stock split that became effective July 21, 1997.)

ITEM 4.    PURPOSE OF TRANSACTION.

      The Reporting Person acquired the shares of the Common Stock in each private placement for investment purposes only. The Reporting Person has no

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CUSIP NO. 395793 30 1               13D


present plans or intentions that relate to, or would result in, any of the actions described in items 4(a) - (j) of the instructions of Schedule D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

      (a) All numbers of shares have been adjusted to reflect a one-for-six reverse stock split that became effective July 21, 1997. The Reporting Person beneficially owns 194,888 shares of the Common Stock, consisting of approximately 7.73 % of the aggregate number of shares of Common Stock outstanding as of July 21, 1997, as reported by the Company.

      The 194,888 shares are comprised of the sum of:

           (1) 16,666 shares of the Company purchased in the open market prior to the Private Placement using personal funds of the Reporting Person;

           (2) 833 shares of the Company purchased in the open market prior to the Private Placement using funds from the Reporting Person's Individual Retirement Account;

           (3) 122,222 shares of the Company purchased in connection with the Private Placement using funds of the Reporting Person as indicated in Item 3, above;

           (4) 1,666 shares of the Company purchased in the open market on January 3, 1996, using funds from the Reporting Person's Individual Retirement Account;

           (5) Warrants to purchase 1,609 shares of Common Stock at a purchase price of $2.80 per share which were inadvertently omitted from the Schedule 13D;

           (6) 6,111 shares of the Company purchased in connection with the April 23, 1996 Private Placement using funds of the Reporting Person as indicated in Item 3, above;

           (7) 16,666 shares of the Company purchased in connection with the December 26, 1996 Private Placement;

           (8) Warrants to purchase 8,333 shares of Common Stock purchased in connection with the December 11, 1996 Private Placement;

           (9) 18,000 shares of the Company acquired as of July 21, 1997 upon the conversion of a Convertible Note and purchased in connection with the March/April 1997 Private Placement and in the amount of $54,000; and

           (10) 9,388 shares in an Individual Retirement Account acquired as of July 21, 1997 upon the conversion of a Convertible Note and purchased in connection with the March/April 1997 Private Placement; minus


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CUSIP NO. 395793 30 1               13D


           (11) 1,666 shares of the Company sold by the Reporting Person at a sale price of $.50 per share on December 12, 1996;

           (12) 4,166 shares of the Company sold by the Reporting Person at a sale price of $.44 per share on December 30, 1996; and

           (13) 776 shares of the Company sold by the Reporting Person at a sale price of $.45 per share on May 29, 1997;

      (b) The Reporting Person has sole investment and voting power with respect to all of the shares of Common Stock beneficially owned by him.

      (c)  Recent Transactions:                See Item 3 above.

      (d)  Right to Receive Dividends:         None

      (e)  Ownership below 5%:                 Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

      None



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CUSIP NO. 395793 30 1               13D


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.

Dated:     July 30, 1997

				    /s/ Mark Cahill
                                    --------------------------------
                                    MARK CAHILL